UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

PRICE SENSITIVE INFORMATION

In accordance with International Accounting Standard 36, BBVA Group carries out an annual evaluation of goodwills held within the Group through the corresponding impairment tests.

Taking into account the available data and latest forecasted profits by December 31, 2019, the outcome of the aforementioned test shows a potential negative adjustment in the goodwill for the BBVA Group investment in the USA business unit. This adjustment is caused mainly by the negative evolution of interest rates, in particular during the second half of the year, which together with the slowdown of the economy, result in a lower forecasted evolution in future profits as compared to the previous estimates.

The estimated negative impact on the financial statements due to the goodwill adjustment for this business unit is approximately USD 1,500 million. This impact in an amount in Euros, calculated using the applicable exchange rate as of December 31, 2019, will be recorded in the profit and loss account of the financial statements for the BBVA Group as of December 31, 2019, which will be submitted, in due course, to the Board of Directors in order to prepare the annual accounts.

This adjustment has no effect on the tangible net equity, the capital or the liquidity of the BBVA Group. This adjustment will not have any impact neither on the ability to distribute dividends nor in the amount of the dividend payment which will be proposed to the Board of Directors for its approval.

Madrid, December 19th 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: December 19th, 2019

	By:	/s/ Jaime Sáenz de Tejada Pulido
	Name:	Jaime Sáenz de Tejada Pulido
	Title:	Chief Financial Officer